                                                               February 14, 2000
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

                       Interim Report Under Rule 24 of the
                   Public Utility Holding Company Act of 1935
                      Columbia Energy Services Corporation
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600

                                File No. 70-8145


Gentlemen:

         In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Order of the Commission dated April 22, 1993 authorizing the financing transactions and business activities as more fully described in the Joint Application/Declaration, as amended (the "application"), the undersigned hereby certifies to the Commission that the balance sheet and income statement filed with this interim report reflect in all material respects the results of operations of Columbia Energy Services Corporation (Columbia Energy Services) for the calendar quarter ended December 31, 1999. It should be noted that, during the current reporting period, Columbia Energy Services sold its wholesale and trading business, and that the results of the major accounts operations are currently being recorded as discontinued operations pending final disposition.




                                            Very truly yours,

                                            COLUMBIA ENERGY SERVICES CORPORATION


                                            By:   /s/ R. L. Dennis
                                                --------------------------------
                                                R. L. Dennis, Vice President
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                      Columbia Energy Services Corporation
                                  Balance Sheet
                             As of December 31, 1999
                                     ($000)


ASSETS

                        Confidential treatment requested
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                      Columbia Energy Services Corporation
                                  Balance Sheet
                             As of December 31, 1999
                                     ($000)


CAPITALIZATION AND LIABILITIES

                        Confidential treatment requested


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                      Columbia Energy Services Corporation
                                Income Statement
                        Quarter Ending, December 31, 1999
                                     ($000)

Operating Revenues                                                 25,229

Operating Expenses
      Products purchased                                           29,638
      Operation                                                    14,227
      Depreciation                                                  7,860
      Other taxes                                                     403
                                                            --------------

Total Operating Expenses                                           52,128
                                                            --------------

Operating Income (Loss)                                           (26,899)
                                                            --------------


                        Confidential treatment requested